U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Feinberg, Larry N.
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   (Last)                           (First)             (Middle)

c/o Oracle Associates, LLC
200 Greenwich Avenue, 3rd Floor
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                                    (Street)

Greenwich, CT 06830
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   (City)                           (State)              (Zip)

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2.   Issuer Name and Ticker or Trading Symbol

Mediware Information Systems, Inc. ("MEDW")
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3.   IRS Identification Number of Reporting Person, if an entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Day/Year

November 21, 2002
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5.   If Amendment, Date of Original (Month/Day/Year)

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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)

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________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                               5.
                                                                                               Amount of        6.
                                                                 4.                            Securities       Owner-
                         2.          2A.            3.           Securities Acquired (A) or    Beneficially     ship
                         Trans-      Deemed         Trans-       Disposed of (D)               Owned            Form:     7.
                         action      Execution      action       (Instr. 3, 4 and 5)           Following        Direct    Nature of
                         Date        Date, if any   Code         ----------------------------- Reported         (D) or    Indirect
1.                       (Month/     (Month/        (Instr. 8)                (A)              Transaction(s)   Indirect  Beneficial
Title of Security        Day/        Day/           ----------     Amount     or      Price    (Instr. 3        (I)       Ownership
(Instr. 3)               Year)       Year)          Code    V                 (D)              and 4)           (Instr.4) (Instr. 4)
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Common Stock             11/21/2002                 S              100,000    D(3)   7.37      1,252,236        I         (1)
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Common Stock                                                                                      50,000        D         (2)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                                                                     SEC 1474 (3-00)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
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                                                                                5.                                  7.
                                                                                Number of                           Title and Amount
                                                                                Derivative      6.                  of Underlying
                                                                     4.         Securities      Date                Securities
                               2.                       3A.          Trans-     Acquired (A)    Exercisable and     (Instr. 3 and 4)
                               Conver-                  Deemed       action     or Disposed     Expiration Date     ----------------
1.                             sion or     3.           Execution    Code       of(D)           (Month/Day/Year)              Amount
Title of                       Exercise    Trans-       Date,        (Instr.    (Instr. 3,      ----------------              or
Derivative                     Price of    action Date  if any       8)         4 and 5)        Date     Expira-              Number
Security                       Derivative  (Month/      (Month/      ------     ------------    Exer-    tion                 of
(Instr. 3)                     Security    Day/Year)    Day/Year)    Code V     (A)   (D)       cisable  Date       Title     Shares
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[TABLE CONTINUED BELOW]

[CONTINUATION OF TABLE FROM ABOVE]

             9.
             Number of        10.
             Derivative       Ownership
             Securities       Form of         11.
8.           Beneficially     Derivative      Nature
Price of     Owned Follow-    Security        of Indirect
Derivative   ing Reported     Direct (D) or   Beneficial
Security     Transaction(s)   Indirect (I)    Ownership
(Instr. 5)   (Instr. 4)       (Instr. 4)      (Instr. 4)
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=========================================================

Explanation of Responses:

(1)  The shares of Common Stock to which this note relates are held directly by Oracle Partners, L.P. ("Oracle Partners") (777,700
     shares), Oracle Institutional Partners, L.P. ("Oracle Institutional") (200,400 shares), SAM Oracle Investments, Inc. ("SAM
     Investments") (118,236 shares), Oracle Offshore Limited ("Oracle Offshore") (95,900 shares) and the Oracle Management, Inc.
     Employees Retirement Plan (the "Retirement Plan") (60,000 shares). Oracle Investment Management, Inc. (the "Investment
     Manager") serves as investment manager to and has investment discretion over the securities held by SAM Investments, Oracle
     Offshore and the Retirement Plan. The Reporting Person is (i) the senior managing member of Oracle Associates, LLC, the general partner of Oracle Partners and Oracle Institutional, (ii) the sole shareholder and president of the Investment Manager and
     (iii) the trustee of The Feinberg Family Foundation (the "Foundation"). In accordance with Instruction 4(b)(iv), the entire number of shares of Common Stock held by Oracle Partners, Oracle Institutional, SAM Investments, Oracle Offshore and the
     Retirement Plan is reported as shares of Common Stock to which this note relates. The Reporting Person disclaims any beneficial ownership of the securities to which this Form 4 relates for purposes of Section 16 of the Securities Exchange Act of 1934, as
     amended, except to the extent of the Reporting Person's pecuniary interest.

(2)  The shares of Common Stock to which this note relates are held directly by the Reporting Person as trustee for the Foundation.

(3)  The shares of Common Stock to which this note relates were sold by Oracle Offshore. The Reporting Person disclaims any pecuniary interest in the shares of Common Stock sold by Oracle Offshore pursuant to Rule 16a-1(a)(2)(ii)(C) promulgated under the Exchange Act.

/s/ Larry N. Feinberg                                       November 25, 2002
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      **Signature of Reporting Person                             Date

Larry N. Feinberg,
as senior managing member of Oracle Associates, LLC, the general partner of
     Oracle Partners, L.P. and
     Oracle Institutional Partners, L.P., and as president of Oracle Investment Management, Inc.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.